January 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Catherine De Lorenzo and Ms. Dorrie Yale

Re:	Ribbon Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed December 20, 2024 File No. 333-281806

Dear Ms. De Lorenzo and Ms. Yale:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 6, 2025, relating to the above-referenced Registration Statement filed by Ribbon Acquisition Corp. (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

Prospectus Summary The Offering, page 15

1.	We note your disclosure here and elsewhere that each holder of a public right will receive one-seventh of one share upon the consummation of the initial business combination. We also note your disclosures that shareholders must hold rights in multiples of nine in order to receive shares for all of their rights upon such closing and that the Rights Agency Agreement filed as exhibit 4.4 states on page 2 that each right will entitle the holder to receive one-tenth of one Class A ordinary share. Please revise to address these discrepancies.

Response	The Company respectfully submits that it has updated this discrepancy has been addressed across the Registration Statement, including the exhibits, to clarify that the holder of a public right will receive one-seventh of one share.

Exhibits

2.	We note your response to prior comment 6. However, it does not appear that Exhibit A to the Trust Agreement was revised to correspond to your response. Please revise Exhibit A to reflect your response that the trust account termination letter will indicate either (a) the business combination has been consummated or (b) it will be consummated at the same time funds are being transferred.

Response	The Company humbly submits that the form of the Trust Agreement attached as exhibit 10.2 has been updated to conform to the response.

Exhibits

3.	Please request Cayman counsel to revise its opinion in Exhibit 5.1 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 7, 11, 12, and 13 of Schedule 2. In addition, please request New York counsel to revise its opinion in Exhibit 5.2 to remove the inappropriate assumption in paragraph (f)(ii). It is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response	The Company respectfully submits that updated Exhibits 5.1 and 5.2 with the relevant changes made to the opinions of the Cayman counsel and New York have been included.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Angshuman (Bubai) Ghosh
Name:	Angshuman (Bubai) Ghosh
Chief Executive Officer

cc:	Shane Wu, Esq.